May 6, 2025

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
12175 Visionary Way
Fishers, Indiana 46038

       Re: Arrive AI Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed April 18, 2025
           File No. 333-284042
Dear Daniel S. O'Toole:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2025 letter.

Amendment No. 3 to Form S-1 Filed April 18, 2025
Exhibit 5.1

1. It is inappropriate for counsel to assume that the "laws of the State of Delaware are identical to the laws of the State of New York" for purposes of giving a legality opinion; please revise accordingly. Further, please delete the statement that you are
       "attorneys licensed to practice in the States of New York and New Jersey." Refer to
       Section II.B.3.b of Staff Legal Bulletin No. 19 for further guidance. May 6, 2025
Page 2

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Joseph Lucosky